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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65839

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2018 _____ AND ENDING 06/30/2019 _____
              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: America's Growth Capital d/b/a AGC Partners

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

99 High Street, 22nd Floor
_____
(No. and Street)

Boston   MA   02110
_____   _____   _____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Matthew Stumpf   (617) 261-4117
_____
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wolf & Company. P.C.
_____
(Name – if individual, state last, first, middle name)

99 High Street	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

Securities and Exchange Commission
Trading and Markets

AUG 2 8 2019

RECEIVED

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, M. Benjamin Howe _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
America's Growth Capital d/b/a AGC Partners _____ , as

of June 30 _____ , 20 19 ____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

CEO, Co-Founder
_____
Title

_____
Notary Public

PRAGYA THAPA
Notary Public
Commonwealth of Massachusetts
My Comm. Expires June 20, 2025

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Table of Contents



Report of Independent Registered Public Accounting Firm

To the Member and Management of America's Growth Capital, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of America's Growth Capital, LLC (d/b/a AGC Partners) (the "Company"), as of June 30, 2019 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of June 30, 2019, in conformity with accounting principles generally accepted in the United States of America.

Adoption of New Accounting Standard

As discussed in Note 2 to the financial statements, the Company has changed its method of accounting for retainer fees due to the adoption of Accounting Standards Codification Topic 606, *Revenue from Contracts with Customers.*

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risk of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2007.

Wolf & Company, P.C.

Boston, Massachusetts
August 19, 2019

America's Growth Capital, LLC
(d/b/a AGC Partners)

Statement of Financial Condition

June 30, 2019

Assets

Cash and cash equivalents (restricted portion $111,927)	$	6,659,173
Securities owned, at fair value		193,176
Investment banking fees receivable		276,973
Other receivables		35,643
Due from related parties, non-interest bearing		785,599
Prepaid expenses and other current assets		225,595
Security deposits		239,497
Property and equipment, net		274,061
Total assets	$	8,689,717

Liabilities and Member's Equity

Liabilities:		
Accounts payable	$	63,673
Accrued compensation		813,663
Deferred rent and lease incentive		758,630
Deferred revenue		80,548
Other liabilities		129,921
Total liabilities		1,846,435
Member's equity		6,843,282
Total liabilities and member's equity	$	8,689,717

See accompanying notes to financial statements.

3

America's Growth Capital, LLC
(d/b/a AGC Partners)

Notes to Financial Statements

Year Ended June 30, 2019

1. ORGANIZATION AND NATURE OF BUSINESS

America's Growth Capital, LLC (d/b/a AGC Partners) (the "Company") was incorporated January 8, 2003 under the laws of the State of Delaware and is a limited liability company. America's Growth Capital Holdings, LLC (the "Member" or "Parent") is the Company's sole member.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company engages principally in investment banking services for its clients around the globe. The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(i) of Rule 15c3-3.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). All items of income and expense are accounted for on the accrual basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash and highly liquid investments with maturity of three months or less at the time of purchase. Cash and cash equivalents exclude amounts segregated under federal or other regulations. Cash equivalents are part of the cash management activities of the Company. Restricted cash consists of $106,927 pledged as collateral issued in favor of the Company's landlord in Boston and $5,000 as part of the Company's requirements under the SEC's Customer Protection Rule (15c3-3) to hold a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

4

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investment Banking Fees Receivable

Investment banking fees receivable represent amounts invoiced by the Company. Management assesses the need for any allowance for doubtful accounts based on information regarding individual accounts and historical experience. An allowance for doubtful accounts, if any, is determined based on management's best estimate of probable losses inherent in the accounts receivable balance. There is no allowance for doubtful accounts at June 30, 2019.

Deferred Revenue

On July 1, 2018, the Company adopted Accounting Standards Codification Topic 606, "Revenue from Contracts with Customers" ("ASC 606") using the modified retrospective approach. ASC 606 applies to all companies that enter into contracts with customers to transfer goods or services.

On July 1, 2018, a cumulative transition adjustment of $513,761 was recorded as a result of the adoption of ASC 606. The cumulative transition adjustment resulted from a change in timing of the revenue recognition relating to retainer fee performance obligations. As of June 30, 2018, deferred revenue, as previously reported, was $738,925 compared to deferred revenue, after transition adjustment, of $225,164. The change of $513,761 is reflected as an increase to July 1, 2018 Member's equity.

In the ordinary course of business, the Company invoices and collects upfront, non-refundable retainer fees in connection with certain of its service engagements. The Company recognizes the revenue from retainer fees over time in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Should the performance obligation not be fulfilled on a retainer fee, they are reflected as deferred revenue until the performance obligation has been fulfilled. Recognition of retainer fee revenue is determined by the input method over the performance period as inputs are expended evenly throughout the performance period.

Income Taxes

The Company is a wholly-owned limited liability company. Accordingly, the Company does not file its own income tax returns. Instead, the results of operations are included in the income tax returns of its Parent. The Company's tax reporting year end corresponds to the calendar year end.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes (concluded)

The Company does not pay income taxes to its Parent nor does it have a tax sharing agreement with its Parent. Management does not have the intention of changing these facts. Thus, income taxes are not presented in its statement of financial condition.

Tax positions taken or expected to be taken in the course of preparing the Company's tax returns, including the position that the Company qualifies as a pass-through entity, are required to be evaluated to determine whether the tax positions are "more likely than not" of being sustained by the applicable tax authorities. There are no uncertain tax positions that require accrual or disclosure at June 30, 2019. The Company records interest and penalties as part of general and administrative expenses. No interest or penalties were recorded for the year ended June 30, 2019.

The Company is currently open to audit under the applicable statutes of limitations by the Internal Revenue Service for the tax years ended December 31, 2016 through 2018. The years open to examination by state taxing authorities vary by jurisdiction; no tax years prior to December 31, 2016 are open.

Property and Equipment

Property and equipment is stated at cost and is depreciated using the straight-line method over their estimated useful lives.

	Life in Years
Hardware	2
Software	2
Furniture and fixtures	5 - 7

Leasehold improvements are amortized over the shorter of the estimated useful lives of the assets or the lease life. The remaining lives of property and equipment are reviewed by management on a periodic basis. Management will revise its depreciation policy should it deem that the facts and circumstance so warrant. Repair and maintenance expenditures are charged to operations as incurred.

Securities Owned Valuation

Management estimates the fair value of investments in securities not traded on a national exchange using a market, income, or cost approach as further discussed in Note 5.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Fair Value Hierarchy

The Company groups its assets and liabilities measured at fair value in three levels which are based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

Level 1 – Valuation is based on quoted prices in active markets for identical assets or liabilities. Quoted prices are obtained from readily available pricing sources for market transactions at the measurement date.

Level 2 – Valuation is based on observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using unobservable inputs to pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

The level of the fair value hierarchy in which the fair value measurement falls is determined by the lowest level input that is significant to the fair value measurement.

Recent Account Pronouncements

In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2016-02, "Leases (Topic 842)." ASU 2016-02 will supersede current guidance related to accounting for leases and is intended to increase transparency and comparability among organizations by requiring lessees to recognize assets and liabilities in the balance sheet for operating leases with lease terms greater than twelve months. The update also requires improved disclosures to help users of financial statements better understand the amount, timing and uncertainty of cash flows arising from leases. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018 for public entities, including broker dealers with early adoption permitted. The Company is currently evaluating the effect of this new guidance on the Company's financial statements.

America's Growth Capital, LLC
(d/b/a AGC Partners)

Notes to Financial Statements (Continued)

3. SECURITIES OWNED

Securities owned, at fair value, consist of the following at June 30, 2019:

Private company stock	$ 193,176
	$ 193,176

4. PROPERTY AND EQUIPMENT

Property and equipment consists of the following at June 30, 2019:

Hardware	$ 484,302
Software	80,943
Furniture and fixtures	329,077
Leasehold improvements	1,152,405
	2,046,727
Less: accumulated depreciation and amortization	(1,772,666)
	$ 274,061

In connection with the lease for their Boston office, which commenced in August 2011, the Company incurred approximately $916,000 of construction costs. Under the terms of the lease, the Company was reimbursed by the landlord for $827,820 in construction costs. The reimbursement was recorded as deferred lease incentive on the statement of financial condition and was amortized through rent expense over the original lease term through August 2018. An amendment was signed in September 2017 extending the lease an additional 7 years and 6 months, commencing in September 2018. Under the terms of the amendment, the Company received six free months of rent and was provided a tenant improvement allowance in the amount of $413,910. The free rent and tenant improvement allowance was recorded as deferred lease incentive on the statement of financial condition and is being amortized through rent expense over the lease extension term.

8

5. FAIR VALUE MEASUREMENTS

Both observable and unobservable inputs may be used to determine the fair value of investments that the Company has classified within the Level 3 category. As a result, the unrealized gains and losses for assets and liabilities within the Level 3 category may include changes in fair value that were attributable to both observable and unobservable inputs. Significant unobservable inputs used to develop fair value measurements within the Level 3 category are as follows:

		Quantitative Information about Level 3 Fair Value Measurements		
	Fair Value	Valuation Technique	Unobservable Quantitative Input	Median Revenue Multiple
Private stock	$ 193,176	Implied enterprise value	Median revenue multiple	1.95x

The following table presents additional information about Level 3 investments measured at fair value.

Balance as of July 1, 2018	$ 227,209
Proceeds from the sale of non-marketable investments	(320)
Net realized and unrealized loss	(33,713)
Balance as of June 30, 2019	$ 193,176

There are no liabilities measured at fair value on a recurring basis, nor are there assets or liabilities measured at fair value on a non-recurring basis.

6. CONCENTRATIONS OF CREDIT RISK

Financial instruments which potentially subject the Company to such risk include cash, cash equivalents and accounts receivable which may exceed insured limits. The Company has not experienced losses associated with any such concentrations, and the financial statements do not include any reserves for such risks.

7. COMMITMENTS AND CONTINGENCIES

The Company leases its facilities under operating lease and sublease agreements expiring through December 2026. Deferred rent represents the cumulative difference between the recognition of rent expense on a straight-line basis over the life of the lease and the rent payments made.

Future minimum lease payments required under operating lease agreements for the years ended June 30 are as follows:

2020	1,107,882
2021	996,174
2022	1,000,059
2023	916,066
2024	860,013
Thereafter	1,462,482
Total minimum lease payments	$ 6,342,676

In the normal course of business, the Company may enter into underwriting commitments. There are no transactions relating to such underwriting commitments that were open at June 30, 2019.

The Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, management expects the risk of loss to be remote.

Under the terms of one of the Company's office leases, the Company entered into an irrevocable standby letter of credit in the amount of $106,927 for use as a security deposit. The standby letter of credit is secured by the Company's bank balance. The standby letter of credit will remain at its current level until the lease expires on February 28, 2026.

8. REGULATORY NET CAPITAL REQUIREMENTS

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's ("SEC") regulations and operating guidelines, which require the Company to maintain a specified amount of net capital. Net capital may fluctuate on a daily basis. At June 30, 2019, the Company had net capital of $4,693,462, which is $4,443,462 in excess of its required net capital of $250,000. The Company's net capital requirement is based on the Company's election to use the Alternative Standard calculation for determining its required net capital.

9. RELATED PARTY TRANSACTIONS

The Company enters into transactions with its Parent, members and employees. The Company has amounts due from Parent, members and employees totaling $785,599 at June 30, 2019, which is made up of $221,017 for tax payments made on behalf of members of its Parent, $552,974 for advances made on behalf of its Parent to America's Growth Capital Europe, LLP, a wholly-owned subsidiary of Parent, related to start-up costs and working capital advances and $11,608 for payments made on behalf of employees for advances related to fringe benefits and insurance premiums.

10. 401(k) PROFIT SHARING PLAN

The Company sponsors a 401(k) profit sharing plan (the "Plan") offered to substantially all of its employees. The Company made no contribution to the Plan for the year ended June 30, 2019.

11. SUBSEQUENT EVENTS

Management has evaluated subsequent events through August 19, 2019, which is the date the financial statements were available to be issued. There were no subsequent events that require adjustment to or disclosure in the financial statements.